Exhibit 99.1

Algonquin Power & Utilities Corp. Announces

2009 Third Quarter Financial Results of Algonquin Power Income Fund

OAKVILLE, Ontario – November 5, 2009—Algonquin Power & Utilities Corp. (TSX: AQN) today announced financial results of Algonquin Power Income Fund for the third quarter ended September 30, 2009. Subsequent to the end of the third quarter, on October 27, 2009, Algonquin Power Income Fund became a wholly owned subsidiary of Algonquin Power & Utilities Corp., maintaining the same operations and business activities, but under a corporate structure with Algonquin Power Income Fund’s unitholders becoming shareholders of the new Algonquin Power & Utilities Corp. (collectively “Algonquin”).

Algonquin is committed to growth in cash flow, earnings and dividends through an expanding pipeline of greenfield renewable power and clean energy projects, organically within its regulated utilities services areas as well as through the aggressive pursuit of accretive acquisition opportunities. Through its mix of regulated and non-regulated businesses, Algonquin strives to enhance shareholder value, operating within a moderate risk profile consistent with top-quartile North American power and utility corporations.

For the third quarter of 2009, revenue was $45.1 million as compared to $55.1 million in the third quarter of 2008 and $46.5 in the second quarter of 2009. The decrease in revenue is due to reduced average energy rates and production at the Sanger and Windsor Locks facilities in the Thermal Energy division and lower weighted average energy rates and hydrology in the Renewable Energy division, partially offset by an increase in revenue in the Utility Services division.

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) was $20.3 million in the third quarter of 2009 as compared to $22.2 million in the third quarter of 2008 and $20.0 in the second quarter of 2009. The decrease in EBITDA is primarily related to lower earnings from operations resulting from lower gas prices and reduced demand for steam in the Thermal Energy division, and lower average energy rates earned by the Renewable Energy division’s U.S. facilities.

Adjusted net earnings in the third quarter of 2009 were $7.2 million or $0.09 per trust unit as compared to adjusted net earnings of $1.7 million or $0.02 per trust unit in the third quarter of 2008 and $3.8 million or $0.05 per trust unit in the second quarter of 2009. Algonquin uses adjusted net earnings to assess the net earnings of Algonquin without the effects of gains or losses on foreign exchange, foreign exchange forward contracts, and interest rate swaps as these are primarily non-cash items that are not reflective of the performance of the underlying business of Algonquin.

Net earnings in the third quarter of 2009 were $13.1 million or $0.17 per trust unit as compared to a net loss of $4.4 million or $0.06 per trust unit for the third quarter of 2008 and $15.3 million or $0.20 per trust unit in the second quarter of 2009. The increase in net earnings was primarily the result of lower variable interest rates and mark to market gains on financial instruments which are strictly used to de-risk Algonquin Power’s cash-flow.

Performance Summary for the third quarter of 2009:

•	Revenue of $45.1 million in Q3 2009 as compared to $55.1 million in Q3 2008.

•	EBITDA of $20.3 million in Q3 2009 as compared to $22.2 million in Q3 2008.

•	Adjusted net earnings of $7.2 million or $0.09 per trust unit in Q3 2009 as compared to adjusted net earnings of $1.7 million or $0.02 per trust unit in Q3 2008.

•	Net earnings of $13.1 million or $0.17 per trust unit in Q3 2009 as compared to a net loss of $4.4 million or $0.06 per trust unit in Q3 2008.

Performance Summary for the first nine months of 2009:

•	Revenue of $143.8 million for the first nine months of 2009 as compared to $157.3 million in the first nine months of 2008.

•	EBITDA of $61.3 million for the first nine months of 2009 as compared to $66.8 million for the first nine months of 2008.

•	Adjusted net earnings of $19.0 million or $0.24 per trust unit in Q3 2009 as compared to adjusted net earnings of $9.9 million or $0.13 per trust unit in Q3 2008.

•	Net earnings of $32.6 million or $0.42 per trust unit for the first nine months of 2009 as compared to $2.1 million or $0.03 per trust unit for the first nine months of 2008.

“A major accomplishment in the third quarter was the announcement of our change to a corporation from the income trust structure. This change, completed at the end of October, represents an important milestone in the evolution into a growth oriented, dividend paying power and utility company”, stated Chris Jarratt, executive director of Algonquin. “The new structure will facilitate Algonquin in realizing its growth strategy with a continuous focus on providing total shareholder return through a combination of dividends and capital appreciation realized through the successful execution of our growth strategies.” Commenting on the third quarter results, Mr. Jarratt went on to say “Our results in the third quarter are consistent with those of earlier quarters in 2009, demonstrating the strength our operations have in changing economic climates.”

To view a detailed report of third quarter results visit www.algonquinpower.com.

Algonquin will hold an earnings conference call at 10:00 a.m. eastern time on Friday, November 6, 2009, hosted by Executive Directors of the manager Chris Jarratt and Dave Kerr, and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, November 6, 2009

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-877-974-0446 or local 416-644-3418.

Please Quote Conference ID#: 4179781

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4179781# from November 6, 2009 until November 13, 2009.

About Algonquin

Algonquin owns and operates a diverse portfolio of approximately $1 billion of clean, renewable power generation and sustainable utility infrastructure assets across North America. Algonquin’s generation portfolio includes 42 renewable energy facilities and 11 thermal energy facilities representing more than 400MW of installed capacity and Algonquin provides regulated utility services to more than 70,000 customers through its portfolio of 18 water distribution and wastewater treatment utility companies. Algonquin’s shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB & AQN.DB.A. Visit Algonquin on the web at www.AlgonquinPower.com.

Contact:

Kelly Castledine

Telephone: (905) 465-4500

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7